Fidelis Insurance Group Reports 2023 Third Quarter Results
Third Quarter 2023 Highlights:
•Combined ratio of 85.4%
•Annualized operating return on average common equity of 17.6%
•Net income of $87.7 million, or $0.74 per diluted common share
Nine months ended September 30, 2023 Highlights:
•Gross premiums written of $2.8 billion; growth of 15.4% from nine months ended September 30, 2022
•Combined ratio of 82.4%
•Annualized operating return on average common equity of 17.7%
•IPO completed on the NYSE on July 3, 2023, raising $89.4 million in net proceeds through the issuance of 7,142,857 common shares at $14.00 per common share.
Pembroke, Bermuda, November 20, 2023 - Fidelis Insurance Holdings Limited (“Fidelis” or “FIHL” or "the Group") (NYSE: FIHL) announced today its financial results for the third quarter ended September 30, 2023.

Dan Burrows, Group Chief Executive Officer, said “I am pleased with another strong quarter for Fidelis which produced excellent results across multiple key metrics. We continue to deliver our strategy of generating superior underwriting returns with a year to date combined ratio of 82.4%. Our results demonstrate our ability to be nimble and opportunistic across our three pillars to react to market conditions and evidence the strength of the alignment with our partners at Fidelis MGU who are able to fully focus on underwriting activities.
During the year we looked to preserve underwriting integrity across the portfolio, and given the economic and geopolitical conditions, maximize the bottom line, delivering an annualized operating ROAE of 17.7%.
We believe market duration is set to continue and there is still considerable opportunity within the portfolio following a number of years of compound increases across multiple lines of business. Our market-leading Specialty portfolio remains an important driver of growth within the business given strong prevailing market conditions, as evidenced by the strong year to date premium growth. We take a measured approach in Bespoke, where we continually assess market dynamics and evaluate opportunities based on the current risk environment. While this had lead to a reduction in Bespoke premium year to date, we have a robust pipeline and are well positioned to pursue long-term growth in this pillar. As we approach the end of the year we remain focused on delivering value for our shareholders, optimizing our portfolio and targeting profitable underwriting opportunities in line with the Fidelis view of risk.”

Third Quarter Consolidated Results
•Net income available to common shareholders for the third quarter of 2023 was $87.7 million, or $0.74 per diluted common share, compared to a net loss available to common shareholders of $92.7 million, or $(0.48) per diluted common share, for the third quarter of 2022.
Fidelis Insurance Holdings Limited
Wellesley House South | 90 Pitts Bay Road | HM08 | Pembroke | Bermuda

•Underwriting income for the third quarter of 2023 was $74.8 million and a combined ratio of 85.4%, compared to an underwriting loss of $89.4 million and a combined ratio of 120.5% for the third quarter of 2022, the improvement was driven by lower catastrophe and large losses.
•Net favorable prior year loss reserve development of $43.3 million compared to $2.7 million in the prior year period.
•Net investment income of $33.1 million compared to $11.1 million in the prior year period.
•Operating ROAE increased to 4.4%, or 17.6% annualized, in the quarter from (4.6)%, or (18.4)% annualized, a year ago, driven by significant increases in both underwriting income and investment income.
•Book value per diluted common share was $18.25 at September 30, 2023, an increase of 2.2%, compared to June 30, 2023, driven by net income.

Year to Date Consolidated Results
•Net income available to common shareholders for the nine months ended September 30, 2023 was $1,904.2 million, or $16.82 per diluted common share, which includes a net gain on distribution of Fidelis MGU of $1,639.1 million. Excluding the net gain on distribution of Fidelis MGU, our net income for the nine months ended September 30, 2023 was $265.1 million. This compares to a net loss available to common shareholders of $67.3 million, or $(0.35) per diluted common share, for the nine months ended September 30, 2022.
•Underwriting income for the nine months ended September 30, 2023 was $232.9 million and a combined ratio of 82.4%, compared to an underwriting loss of $17.2 million and a combined ratio of 101.6% for the nine months ended September 30, 2022. The improvement was driven by significantly lower catastrophe and large losses.
•Net favorable prior year loss reserve development of $47.8 million compared to $18.2 million in the prior year period.
•Net investment income of $80.8 million compared to $23.6 million in the prior year period.
•Operating ROAE increased to 13.3%, or 17.7% annualized, in the nine months ended September 30, 2023, from (2.1)% or (2.8)% annualized, in the nine months ended September 30, 2022, driven by significant increases in both underwriting income and investment income.
•Book value per diluted common share was $18.25 at September 30, 2023, an increase of 12.4% from the adjusted book value per diluted common share at the time of the Separation Transactions, which were completed on January 3, 2023, driven by net income and net unrealized gains reported in other comprehensive income.

The following table details key financial indicators in evaluating our performance for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	($ in millions, except for per share data )
Net income/(loss) available to common shareholders	$87.7	$(92.7)	$1,904.2	$(67.3)
Earnings/(loss) per diluted common share	0.74	(0.48)	16.82	(0.35)
Net premiums earned	509.7	433.6	1,324.8	1,092.8
Catastrophe and large losses	76.1	237.9	139.8	382.2
Net favorable prior year reserve development	43.3	2.7	47.8	18.2
Net investment income	33.1	11.1	80.8	23.6
Net realized and unrealized investment losses	$(5.3)	$(12.3)	$(2.4)	$(37.5)

Combined ratio	85.4%	120.5%	82.4%	101.6%
Operating ROAE(1)	4.4%	(4.6%)	13.3%	(2.1%)
(1) Operating ROAE is a non-GAAP financial measure. See definition and reconciliation in “Non-GAAP Financial Measures.”

Segment Results
Specialty Segment
The following table is a summary of our Specialty segment’s underwriting results:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	Change	2023	2022	Change
	($ in millions)
Gross premiums written	$326.9	$327.7	$(0.8)	$1,818.3	$1,244.5	$573.8
Reinsurance premium ceded	(123.3)	(102.0)	(21.3)	(659.9)	(442.5)	(217.4)
Net premiums written	203.6	225.7	(22.1)	1,158.4	802.0	356.4
Net premiums earned	294.6	217.7	76.9	868.0	598.0	270.0
Losses and loss adjustment expenses	(138.3)	(178.8)	40.5	(416.4)	(409.9)	(6.5)
Policy acquisition expenses	(83.4)	(48.1)	(35.3)	(227.2)	(127.1)	(100.1)
Underwriting income/(loss)	$72.9	$(9.2)	$82.1	$224.4	$61.0	$163.4

Loss ratio	46.9%	82.1%	(35.2) pts	48.0%	68.5%	(20.5) pts
Policy acquisition expense ratio	28.3%	22.1%	6.2 pts	26.2%	21.3%	4.9 pts
Underwriting ratio	75.2%	104.2%	(29.0) pts	74.2%	89.8%	(15.6) pts
For the three and nine months ended September 30, 2023, our underwriting ratio in the Specialty segment decreased by 29.0 and 15.6 points, respectively, from the prior year periods, which was primarily driven by a decrease in our loss ratio resulting from rate increases and improved pricing and terms and conditions.
For the three and nine months ended September 30, 2023, net premiums earned increased primarily driven by an increase in gross and net premiums written as a result of rate increases and new business in the Property D&F, Marine, and Aviation and Aerospace lines of business.

The following table is a summary of our Specialty segment’s losses and loss adjustment expenses:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	Change	2023	2022	Change
	($ in millions)
Attritional losses	$99.8	$59.3	$40.5	$287.3	$189.9	$97.4
Catastrophe and large losses	41.2	128.2	(87.0)	96.4	228.3	(131.9)
(Favorable)/adverse prior year development	(2.7)	(8.7)	6.0	32.7	(8.3)	41.0
Losses and loss adjustment expenses	$138.3	$178.8	$(40.5)	$416.4	$409.9	$6.5

Loss ratio - current year	47.8%	86.1%	(38.3) pts	44.2%	69.9%	(25.7) pts
Loss ratio - prior accident years	(0.9)%	(4.0)%	3.1 pts	3.8%	(1.4)%	5.2 pts
Loss ratio	46.9%	82.1%	(35.2) pts	48.0%	68.5%	(20.5) pts
For the three and nine months ended September 30, 2023, our loss ratio in the Specialty segment decreased by 35.2 and 20.5 points, respectively.
The catastrophe and large losses in the three months ended September 30, 2023 related primarily to loss events in various lines of business including, Energy, Marine, and Aviation and Aerospace, and losses related to the Hawaii wildfires in our Property D&F line of business. This compared to prior year period catastrophe and large losses related to Hurricane Ian and the Ukraine Conflict.
The catastrophe and large losses in the nine months ended September 30, 2023 related primarily to our Property D&F line of business where we experienced losses from severe convective storms in the U.S. and the Hawaii wildfires, our Aviation and Aerospace line of business where we experienced losses from the Sudan conflict, and loss events in various lines of business including, Energy, Marine, and Aviation and Aerospace. This compared to the prior year period catastrophe and large losses related to the Ukraine Conflict in our Aviation and Aerospace line of business, and Hurricane Ian in our Property D&F line of business.
The favorable prior year development for the three months ended September 30, 2023 primarily related to better than expected loss experience in our Energy line of business, partially offset by deterioration in our Property D&F line of business.
The adverse prior year development for the nine months ended September 30, 2023 related primarily to increased estimates on two contracts in the Energy line of business, Winter Storm Elliot in the Property D&F line of business, as well as updated legal expense provisions in the reserve for the Ukraine Conflict in the Aviation and Aerospace line of business.

Bespoke Segment
The following table is a summary of our Bespoke segment’s underwriting results:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	Change	2023	2022	Change
	($ in millions)
Gross premiums written	$161.7	$274.9	$(113.2)	$367.2	$573.0	$(205.8)
Reinsurance premium ceded	(83.6)	(49.7)	(33.9)	(177.3)	(199.2)	21.9
Net premiums written	78.1	225.2	(147.1)	189.9	373.8	(183.9)
Net premiums earned	98.8	104.5	(5.7)	280.4	279.3	1.1
Losses and loss adjustment expenses	(43.2)	(32.6)	(10.6)	(72.5)	(95.8)	23.3
Policy acquisition expenses	(34.9)	(38.8)	3.9	(105.1)	(94.8)	(10.3)
Underwriting income	$20.7	$33.1	$(12.4)	$102.8	$88.7	$14.1

Loss ratio	43.7%	31.2%	12.5 pts	25.9%	34.3%	(8.4) pts
Policy acquisition expense ratio	35.3%	37.1%	(1.8) pts	37.5%	33.9%	3.6 pts
Underwriting ratio	79.0%	68.3%	10.7 pts	63.4%	68.2%	(4.8) pts
For the three months ended September 30, 2023, our underwriting ratio in the Bespoke segment increased by 10.7 points from the prior year period, which was primarily driven by an increase in our loss ratio.
For the nine months ended September 30, 2023, our underwriting ratio in the Bespoke segment decreased by 4.8 points from the prior year period, which was primarily driven by a decrease in our loss ratio.
For the three and nine months ended September 30, 2023, gross premiums written decreased as a result of increased economic and geopolitical uncertainty, we continue to take a measured approach in writing certain exposures in this segment, and instead take advantage and deploy capital in segments which present significant opportunities due to post-loss dislocation. Gross premiums written in Bespoke can be opportunistic in nature and premiums written may fluctuate on a quarterly basis due to the timing and selection of the contracts we underwrite.
The following table is a summary of our Bespoke segment’s losses and loss adjustment expenses:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	Change	2023	2022	Change
	($ in millions)
Attritional losses	$35.1	$29.6	$5.5	$80.6	$81.0	$(0.4)
Large losses	20.4	6.8	13.6	20.5	26.8	(6.3)
Favorable prior year development	(12.3)	(3.8)	(8.5)	(28.6)	(12.0)	(16.6)
Losses and loss adjustment expenses	$43.2	$32.6	$10.6	$72.5	$95.8	$(23.3)

Loss ratio - current year	56.1%	34.8%	21.3 pts	36.1%	38.6%	(2.5) pts
Loss ratio - prior accident years	(12.4)%	(3.6)%	(8.8) pts	(10.2)%	(4.3)%	(5.9) pts
Loss ratio	43.7%	31.2%	12.5 pts	25.9%	34.3%	(8.4) pts
For the three months ended September 30, 2023, our loss ratio in the Bespoke segment increased driven by higher large losses in the current year period, partially offset by higher favorable prior year development in the current year period driven by stable prior year experience.
For the nine months ended September 30, 2023, our loss ratio decreased driven primarily by higher favorable prior year development in the current year period together with lower large losses compared to the prior year period.

The large losses in the three and nine months ended September 30, 2023 related to two intellectual property losses in our Credit & Political Risk line of business. This compared to large losses in the three months ended September 30, 2022 related to a single loss in our Other Bespoke line of business, and for the nine months ended September 30, 2022 related to the Ukraine Conflict in our Credit & Political Risk line of business.
The favorable prior year development for the three and nine months ended September 30, 2023 primarily related to lower loss experience than our assumptions made allowance for.
Reinsurance Segment
The following table is a summary of our Reinsurance segment’s underwriting results:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	Change	2023	2022	Change
	($ in millions)
Gross premiums written	$104.0	$85.5	$18.5	$609.6	$605.4	$4.2
Reinsurance premium ceded	(73.1)	(41.9)	(31.2)	(370.5)	(347.0)	(23.5)
Net premiums written	30.9	43.6	(12.7)	239.1	258.4	(19.3)
Net premiums earned	116.3	111.4	4.9	176.4	215.5	(39.1)
Losses and loss adjustment expenses	(10.2)	(140.4)	130.2	(20.7)	(204.9)	184.2
Policy acquisition expenses	(32.5)	(25.6)	(6.9)	(45.6)	(41.4)	(4.2)
Underwriting income/(loss)	$73.6	$(54.6)	$128.2	$110.1	$(30.8)	$140.9

Loss ratio	8.8%	126.0%	(117.2) pts	11.7%	95.1%	(83.4) pts
Policy acquisition expense ratio	27.9%	23.0%	4.9 pts	25.9%	19.2%	6.7 pts
Underwriting ratio	36.7%	149.0%	(112.3) pts	37.6%	114.3%	(76.7) pts
For the three and nine months ended September 30, 2023, our underwriting ratio in the Reinsurance segment decreased by 112.3 and 76.7 points, respectively, from the prior year periods, which was primarily driven by a decrease in our loss ratio.
For the three months ended September 30, 2023 net premiums earned increased driven by earned premium from contracts that incepted in 2022.
For the nine months ended September 30, 2023 net premiums earned decreased driven by a decrease in net premiums written and a small increase in premiums ceded compared with the prior year period.
The following table is a summary of our Reinsurance segment’s losses and loss adjustment expenses:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	Change	2023	2022	Change
	($ in millions)
Attritional losses	$24.0	$27.7	$(3.7)	$49.7	$75.7	$(26.0)
Catastrophe and large losses	14.5	102.9	(88.4)	22.9	127.1	(104.2)
(Favorable)/adverse prior year development	(28.3)	9.8	(38.1)	(51.9)	2.1	(54.0)
Losses and loss adjustment expenses	$10.2	$140.4	$(130.2)	$20.7	$204.9	$(184.2)

Loss ratio - current year	33.1%	117.2%	(84.1) pts	41.1%	94.1%	(53.0) pts
Loss ratio - prior accident years	(24.3)%	8.8%	(33.1) pts	(29.4)%	1.0%	(30.4) pts
Loss ratio	8.8%	126.0%	(117.2) pts	11.7%	95.1%	(83.4) pts

The catastrophe losses in the Reinsurance segment for the three months ended September 30, 2023 related to the Hawaii wildfires in our Property Reinsurance line of business, compared to prior year period losses related to Hurricane Ian.
The catastrophe losses in the Reinsurance segment for the nine months ended September 30, 2023 related primarily to the wildfires in Hawaii and Cyclone Gabrielle in our Property Reinsurance line of business, compared to prior year period losses related to Hurricane Ian, European storms and Australian floods.
For the three months ended September 30, 2023, favorable prior year development related to loss reductions from Hurricane Ian and better than expected loss experience from the Property Reinsurance line of business.
For the nine months ended September 30, 2023, favorable prior year development related primarily to loss reductions from Hurricane Ian as well as favourable attritional experience driven by a benign claim experience on prior accident years.

Other Underwriting Expenses
We do not allocate Fidelis MGU commissions or general and administrative expenses by segment.
Fidelis MGU Commissions
For the three and nine months ended September 30, 2023, Fidelis MGU commissions were $70.6 million and $147.4 million, respectively, and are comprised of ceding and profit commissions as part of the Framework Agreement effective from January 1, 2023. Fidelis MGU manages origination, underwriting, underwriting administration, outwards reinsurance and claims handling under delegated authority agreements with the Group.
General and Administrative Expenses
For the three and nine months ended September 30, 2023, general and administrative expenses were $21.8 million and $57.0 million, respectively (2022: $58.7 million and $136.1 million). The decreases were primarily related to the reduced headcount and professional fees following the consummation of the Separation Transactions.

Investment Results

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	($ in millions)
Net realized and unrealized investment losses	$(5.3)	$(12.3)	$(2.4)	$(37.5)
Net investment income	33.1	11.1	80.8	23.6
Net investment return	$27.8	$(1.2)	$78.4	$(13.9)
Net Realized and Unrealized Investment Gains/(Losses)
The net realized and unrealized investment losses in the three months ended September 30, 2023 resulted from an increase in our allowance for credit losses, and unrealized losses on other investments that are recorded at fair value. The net realized and unrealized investment losses for the nine months ended September 30, 2023 resulted from an increase in our allowance for expected credit losses and realized losses on fixed maturity securities, partially offset by realized and unrealized gains on other investments.

Net Investment Income
The increase in our net investment income in the three and nine months ended September 30, 2023 was due to increases in interest rates during 2022 and 2023, where the short duration nature of our portfolio means that we are reinvesting at higher rates.
Conference Call
Fidelis will host a teleconference to discuss its financial results on Tuesday, November 21, 2023 at 8:00 a.m Eastern time. The call may be accessed by dialing 1-888-886-7786 within the United States or 1-206-962-3782 international, passcode 33912529, or through a live webcast available via the Investor Relations section of the Company’s website at https://investors.fidelisinsurance.com/. A recording of the webcast will be available in the Investor Relations section of the Company’s website approximately two hours after the event concludes and will be archived on the site for one year.
About Fidelis
Fidelis Insurance Holdings Limited (NYSE: FIHL) is a global (re)insurance group, headquartered in Bermuda with offices in Ireland and the United Kingdom. Our business focuses on three pillars: Specialty, Bespoke, and Reinsurance. We manage volatility through our balanced and diversified portfolio. Our strong capital position provides us with the flexibility to engage in attractive underwriting opportunities.
Non-GAAP Financial Measures
This Press Release includes, and the related conference call will include, certain financial measures that are not calculated in accordance with generally accepted accounting principles in the U.S. (“GAAP”) including operating net income, operating return on average common equity, and therefore are non-U.S. GAAP financial measures. Reconciliations of such measures to the most comparable GAAP figures are included in the attached financial information in accordance with Regulation G.
RPI Measure
Renewal price index (RPI) is a measure that Fidelis has used to assess an approximate index of rate increases on a particular set of contracts, using the base of 100% for the rates for the relevant prior year. Although management considers RPI to be an appropriate statistical measure, it is not a financial measure that directly relates to the Group’s consolidated financial results. Management’s calculation of RPI involves a degree of judgment in relation to comparability of contracts and the relative impacts of changes in price, exposure, retention levels, as well as any other changing terms and conditions on the RPI calculation. Consideration is given to potential renewals of a comparable nature so it does not reflect every contract in the Fidelis portfolio. The performance of a portfolio of contracts expressed within the RPI is dependent upon many factors besides the trends in premium rates.
Safe Harbor Regarding Forward-Looking Statements
This press release (including the documents incorporated herein) contains, and our officers and representatives may from time to time make (including on our related conference call), "forward-looking statements" which include all statements that do not relate solely to historical or current facts and which may concern our strategy, plans, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "anticipate," "intend," "plan," "goal," "seek," "believe," "project," "estimate," "expect," "strategy," "predict," "potential," "assumption," "future," "likely," "may," "should," "could," "will" and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.
Examples of forward-looking statements include, among others, statements we make in relation to: discussion relating to fiscal year 2023 net income and net income per share; expected operating results, such as revenue growth and earnings; our expectations regarding our strategy and the performance of our business; information regarding our estimates for catastrophes and other loss events; our liquidity and capital resources; and expectations of the effect on our financial condition of claims, litigation, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings.
Our actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting us, many of which are outside our control, including: the ongoing trend of premium rate hardening and factors likely to drive continued rate hardening; expected growth across our portfolio; the availability of outwards reinsurance and capital resources as required; the development and pattern of earned and written premiums impacting embedded premium value; changes in accounting principles or the application thereof; the level of underwriting leverage; the level and timing of catastrophe and other losses and related reserves on the business we underwrite; the performance of our investment portfolios; our strategic relationship with Fidelis MGU; the maintenance of financial strength ratings; the impact of global geopolitical and economic uncertainties impacting the lines of business we write; the impact of tax reform and insurance regulation in the jurisdictions where our businesses are located; and those risks, uncertainties and other factors disclosed under the heading "Risk Factors" in Fidelis’ IPO prospectus dated June 28, 2023 and filed with the SEC (which is incorporated herein by reference), as well as subsequent filings with the SEC.
Any forward-looking statements, expectations, beliefs or projections made by us in this release and on our related conference call speak only as of the date on which they are made and are expressed in good faith and on the basis that our management believes that there is reasonable basis for them, based only on information currently available to us. However, there can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, our past performance, and that of our management team and of Fidelis MGU, should not be construed as a guarantee of future performance. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.
Investor Inquiries:
IR@fidelisinsurance.com
Media Inquiries:
fidelis@teneo.com

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Balance Sheets
At September 30, 2023 (Unaudited) and December 31, 2022
(Expressed in millions of U.S. dollars, except share and per share amounts)

	September 30, 2023	December 31, 2022
Assets
Fixed maturity securities, available-for-sale (amortized cost: $3,152.9, 2022: $2,160.8 (net of allowances for credit losses of $5.8, 2022: $1.1))	$3,059.3	$2,050.9
Short-term investments, available-for-sale (amortized cost: $102.4, 2022: $257.0 (net of allowances for credit losses of $nil, 2022: $nil))	102.4	257.0
Other investments, at fair value (amortized cost: $51.0, 2022: $126.3)	44.8	117.1
Total investments	3,206.5	2,425.0
Cash and cash equivalents	569.0	1,222.0
Restricted cash and cash equivalents	261.5	185.9
Accrued investment income	21.3	10.9
Premiums and other receivables (net of allowances for credit losses of $15.1, 2022: $8.8)	2,123.6	1,862.7
Amounts due from Fidelis MGU (net of allowances for credit losses of $nil, 2022: $nil)	219.8	—
Deferred reinsurance premiums	1,154.0	823.7
Reinsurance balances recoverable on paid losses (net of allowances for credit losses of $nil, 2022: $nil)	163.5	159.4
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses (net of allowances for credit losses of $1.0, 2022: $1.0)	1,066.3	976.1
Deferred policy acquisition costs (includes deferred Fidelis MGU commissions $142.5, 2022: $nil)	771.9	515.8
Other assets	166.2	131.0
Total assets	$9,723.6	$8,312.5
Liabilities and shareholders' equity
Liabilities
Reserves for losses and loss adjustment expenses	$2,308.6	$2,045.2
Unearned premiums	3,201.9	2,618.6
Reinsurance balances payable	1,178.5	1,057.0
Amounts due to Fidelis MGU	244.3	—
Long term debt	448.0	447.5
Preference securities	58.4	58.4
Other liabilities	123.8	98.7
Total liabilities	7,563.5	6,325.4
Commitments and contingencies
Shareholders' equity
Common shares ($0.01 par, issued and outstanding: 117,914,754, 2022: 194,545,370)	1.2	1.9
Additional paid-in capital	2,036.2	2,075.2
Accumulated other comprehensive loss	(85.6)	(100.8)
Retained earnings	208.3	0.5
Total shareholders' equity attributable to common shareholders	2,160.1	1,976.8
Non-controlling interests	—	10.3
Total shareholders' equity including non-controlling interests	2,160.1	1,987.1
Total liabilities, non-controlling interests and shareholders' equity	$9,723.6	$8,312.5

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Income and Comprehensive Income (Unaudited)
For the three and nine months ended September 30, 2023 and September 30, 2022
(Expressed in millions of U.S. dollars except for share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Revenues
Gross premiums written	$592.6	$688.1	$2,795.1	$2,422.9
Reinsurance premiums ceded	(280.0)	(193.6)	(1,207.7)	(988.7)
Net premiums written	312.6	494.5	1,587.4	1,434.2
Change in net unearned premiums	197.1	(60.9)	(262.6)	(341.4)
Net premiums earned	509.7	433.6	1,324.8	1,092.8
Net realized and unrealized investment losses	(5.3)	(12.3)	(2.4)	(37.5)
Net investment income	33.1	11.1	80.8	23.6
Other income	—	0.3	0.2	1.6
Total revenues before net gain on distribution of Fidelis MGU	537.5	432.7	1,403.4	1,080.5
Net gain on distribution of Fidelis MGU	—	—	1,639.1	—
Total revenues	537.5	432.7	3,042.5	1,080.5

Expenses
Losses and loss adjustment expenses	191.7	351.8	509.6	710.6
Policy acquisition expenses (includes Fidelis MGU commissions of $70.6 and $147.4 (2022: $nil and $nil))	221.4	112.5	525.3	263.3
General and administrative expenses	21.8	58.7	57.0	136.1
Corporate and other expenses	0.4	—	3.4	1.9
Net foreign exchange gains	(2.4)	(4.3)	(0.8)	(4.1)
Financing costs	9.0	9.3	26.6	27.3
Total expenses	441.9	528.0	1,121.1	1,135.1

Income/(loss) before income taxes	95.6	(95.3)	1,921.4	(54.6)
Income tax (expense)/benefit	(7.9)	4.2	(17.2)	(5.7)
Net income/(loss)	87.7	(91.1)	1,904.2	(60.3)

Net income attributable to non-controlling interests	—	(1.6)	—	(7.0)
Net income/(loss) available to common shareholders	$87.7	$(92.7)	$1,904.2	$(67.3)

Other comprehensive income/(loss)
Unrealized gains/(losses) on available-for-sale investments	$0.1	$(24.8)	$15.5	$(111.0)
Income tax (expense)/benefit, all of which relates to unrealized gains/(losses) on available-for-sale investments	0.2	1.7	(1.4)	7.4
Currency translation adjustments	—	(1.6)	—	(2.5)
Total other comprehensive income/(loss)	0.3	(24.7)	14.1	(106.1)

Comprehensive income/(loss) attributable to common shareholders	$88.0	$(117.4)	$1,918.3	$(173.4)

Per share data
Earnings/(loss) per common share
Earnings/(loss) per common share:	$0.75	$(0.48)	$16.84	$(0.35)
Earnings/(loss) per diluted common share:	$0.74	$(0.48)	$16.82	$(0.35)
Weighted average common shares outstanding	117,681,835	194,318,054	113,100,521	194,230,529
Weighted average diluted common shares outstanding	117,975,099	194,318,054	113,232,930	194,230,529

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Segment Data (Unaudited)
For the three and nine months ended September 30, 2023 and September 30, 2022
(Expressed in millions of U.S. dollars)

	Three Months Ended September 30, 2023
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$326.9	$161.7	$104.0	$—	$592.6
Net premiums written	203.6	78.1	30.9	—	312.6
Net premiums earned	294.6	98.8	116.3	—	509.7
Losses and loss adjustment expenses	(138.3)	(43.2)	(10.2)	—	(191.7)
Policy acquisition expenses	(83.4)	(34.9)	(32.5)	(70.6)	(221.4)
General and administrative expenses	—	—	—	(21.8)	(21.8)
Underwriting income	72.9	20.7	73.6	(92.4)	74.8
Net realized and unrealized investment losses					(5.3)
Net investment income					33.1
Other income					—
Corporate and other expenses					(0.4)
Net foreign exchange gains					2.4
Financing costs					(9.0)
Income before income taxes					95.6
Income tax expense					(7.9)
Net income					87.7
Net income attributable to non-controlling interests					—
Net income available to common shareholders					$87.7

Losses and loss adjustment expenses incurred - current year	(141.0)	(55.5)	(38.5)		$(235.0)
Losses and loss adjustment expenses incurred - prior accident years	2.7	12.3	28.3		43.3
Losses and loss adjustment expenses incurred - total	$(138.3)	$(43.2)	$(10.2)		$(191.7)

Underwriting Ratios
Loss ratio - current year	47.8%	56.1%	33.1%		46.1%
Loss ratio - prior accident years	(0.9%)	(12.4%)	(24.3%)		(8.5%)
Loss ratio - total	46.9%	43.7%	8.8%		37.6%
Policy acquisition expense ratio	28.3%	35.3%	27.9%		29.6%
Underwriting ratio	75.2%	79.0%	36.7%		67.2%
Fidelis MGU commissions ratio					13.9%
General & administrative expense ratio					4.3%
Combined ratio					85.4%

	Three Months Ended September 30, 2022
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$327.7	$274.9	$85.5	$—	$688.1
Net premiums written	225.7	225.2	43.6	—	494.5
Net premiums earned	217.7	104.5	111.4	—	433.6
Losses and loss adjustment expenses	(178.8)	(32.6)	(140.4)	—	(351.8)
Policy acquisition expenses	(48.1)	(38.8)	(25.6)	—	(112.5)
General and administrative expenses	—	—	—	(58.7)	(58.7)
Underwriting income/(loss)	(9.2)	33.1	(54.6)	(58.7)	(89.4)
Net realized and unrealized investment losses					(12.3)
Net investment income					11.1
Other income					0.3
Corporate and other expenses					—
Net foreign exchange gains					4.3
Financing costs					(9.3)
Income before income taxes					(95.3)
Income tax expense					4.2
Net income					(91.1)
Net income attributable to non-controlling interests					(1.6)
Net income available to common shareholders					$(92.7)

Losses and loss adjustment expenses incurred - current year	(187.5)	(36.4)	(130.6)		$(354.5)
Losses and loss adjustment expenses incurred - prior accident years	8.7	3.8	(9.8)		2.7
Losses and loss adjustment expenses incurred - total	$(178.8)	$(32.6)	$(140.4)		$(351.8)

Underwriting Ratios
Loss ratio - current year	86.1%	34.8%	117.2%		81.7%
Loss ratio - prior accident years	(4.0%)	(3.6%)	8.8%		(0.6%)
Loss ratio - total	82.1%	31.2%	126.0%		81.1%
Policy acquisition expense ratio	22.1%	37.1%	23.0%		25.9%
Underwriting ratio	104.2%	68.3%	149.0%		107.0%
General & administrative expense ratio					13.5%
Combined ratio					120.5%

	Nine months ended September 30, 2023
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$1,818.3	$367.2	$609.6	$—	$2,795.1
Net premiums written	1,158.4	189.9	239.1	—	1,587.4
Net premiums earned	868.0	280.4	176.4	—	1,324.8
Losses and loss adjustment expenses	(416.4)	(72.5)	(20.7)	—	(509.6)
Policy acquisition expenses	(227.2)	(105.1)	(45.6)	(147.4)	(525.3)
General and administrative expenses	—	—	—	(57.0)	(57.0)
Underwriting income	224.4	102.8	110.1	(204.4)	232.9
Net realized and unrealized investment losses					(2.4)
Net investment income					80.8
Other income					0.2
Net gain on distribution of Fidelis MGU					1,639.1
Corporate and other expenses					(3.4)
Net foreign exchange gains					0.8
Financing costs					(26.6)
Income before income taxes					1,921.4
Income tax expense					(17.2)
Net income					1,904.2
Net income attributable to non-controlling interests					—
Net income available to common shareholders					$1,904.2

Losses and loss adjustment expenses incurred - current year	(383.7)	(101.1)	(72.6)		$(557.4)
Losses and loss adjustment expenses incurred - prior accident years	(32.7)	28.6	51.9		47.8
Losses and loss adjustment expenses incurred - total	$(416.4)	$(72.5)	$(20.7)		$(509.6)

Underwriting Ratios
Loss ratio - current year	44.2%	36.1%	41.1%		42.1%
Loss ratio - prior accident years	3.8%	(10.2%)	(29.4%)		(3.6%)
Loss ratio - total	48.0%	25.9%	11.7%		38.5%
Policy acquisition expense ratio	26.2%	37.5%	25.9%		28.5%
Underwriting ratio	74.2%	63.4%	37.6%		67.0%
Fidelis MGU commissions ratio					11.1%
General & administrative expense ratio					4.3%
Combined ratio					82.4%

	Nine months ended September 30, 2022
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$1,244.5	$573.0	$605.4	$—	$2,422.9
Net premiums written	802.0	373.8	258.4	—	1,434.2
Net premiums earned	598.0	279.3	215.5	—	1,092.8
Losses and loss adjustment expenses	(409.9)	(95.8)	(204.9)	—	(710.6)
Policy acquisition expenses	(127.1)	(94.8)	(41.4)	—	(263.3)
General and administrative expenses	—	—	—	(136.1)	(136.1)
Underwriting income/(loss)	61.0	88.7	(30.8)	(136.1)	(17.2)
Net realized and unrealized investment losses					(37.5)
Net investment income					23.6
Other income					1.6
Corporate and other expenses					(1.9)
Net foreign exchange gains					4.1
Financing costs					(27.3)
Income before income taxes					(54.6)
Income tax expense					(5.7)
Net income					(60.3)
Net income attributable to non-controlling interests					(7.0)
Net income available to common shareholders					$(67.3)

Losses and loss adjustment expenses incurred - current year	(418.2)	(107.8)	(202.8)		$(728.8)
Losses and loss adjustment expenses incurred - prior accident years	8.3	12.0	(2.1)		18.2
Losses and loss adjustment expenses incurred - total	$(409.9)	$(95.8)	$(204.9)		$(710.6)

Underwriting Ratios
Loss ratio - current year	69.9%	38.6%	94.1%		66.7%
Loss ratio - prior accident years	(1.4%)	(4.3%)	1.0%		(1.7%)
Loss ratio - total	68.5%	34.3%	95.1%		65.0%
Policy acquisition expense ratio	21.3%	33.9%	19.2%		24.1%
Underwriting ratio	89.8%	68.2%	114.3%		89.1%
General & administrative expense ratio					12.5%
Combined ratio					101.6%

FIDELIS INSURANCE HOLDINGS LIMITED
NON-GAAP FINANCIAL MEASURES RECONCILIATION (UNAUDITED)
Operating net income: is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income available to holders of Common Shares excluding, net gain on distribution of Fidelis MGU, net realized and unrealized investment gains/(losses), net foreign exchange gains/(losses), and corporate and other expenses which include warrant costs, reorganization expenses, any non-recurring income and expenses, and the tax impact on these items.
Return on average common equity (“ROAE”): represents net income divided by average common shareholders’ equity.
Operating return on average common equity (“Operating ROAE”): is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by adjusted average common shareholders’ equity.
The table below sets out the calculation of the adjusted common shareholders’ equity, operating net income, ROAE and Operating ROAE, for the three and nine months ended September 30, 2023 and 2022.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	($ in millions)
Average common shareholders' equity	$2,070.4	$1,894.4	$2,068.5	$1,925.9
Opening common shareholders' equity	1,980.6	1,951.0	1,976.8	2,013.9
Adjustments related to the Separation Transactions	—	—	(178.4)	—
Adjusted opening common shareholders’ equity	1,980.6	1,951.0	1,798.4	2,013.9
Closing common shareholders' equity	2,160.1	1,837.8	2,160.1	1,837.8
Adjusted average common shareholders' equity	2,070.4	1,894.4	1,979.3	1,925.9

Net income/(loss) available to common shareholders	87.7	(92.7)	1,904.2	(67.3)
Adjustment for net gain on distribution of Fidelis MGU	—	—	(1,639.1)	—
Adjustment for net realized and unrealized investment losses	5.3	12.3	2.4	37.5
Adjustment for net foreign exchange gains	(2.4)	(4.3)	(0.8)	(4.1)
Adjustment for corporate and other expenses	0.4	—	3.4	1.9
Tax impact of the above	(0.3)	(1.8)	(6.6)	(7.8)
Operating net income/(loss)	$90.7	$(86.5)	$263.5	$(39.8)

ROAE	4.2%	(4.9%)	92.1%	(3.5%)
Operating ROAE	4.4%	(4.6%)	13.3%	(2.1%)